SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 April 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

22 April 2013

ALLOTMENT AND ISSUE OF NEW ORDINARY SHARES

Further to the decision of Lloyds Banking Group plc (the "Company") to issue new ordinary shares to fund discretionary payments on tier 1 hybrid capital securities to be made during 2013, as announced in the 2012 Results News Release published on 1 March 2013, the Company now announces the allotment and issue of 712,973,022 new ordinary shares (the "New Ordinary Shares") of the Company at a subscription price of 49.090216488 pence per New Ordinary Share.

Based on the subscription price, the gross proceeds of the issue are GBP 350 million. The New Ordinary Shares being issued represent an increase of approximately 1.013 per cent. in the Company's current issued ordinary share capital.

The New Ordinary Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of the Company.

Application has been made for the New Ordinary Shares to be admitted to the Official List of the Financial Conduct Authority and to be admitted to trading by the London Stock Exchange plc on its main market for listed securities (together, "Admission"). Admission is expected to take place, settlement to occur and dealing in the New Ordinary Shares to commence at 8.00 a.m. on 23 April 2013.

Following the share issue referred to above, the total number of shares issued by Lloyds Banking Group plc with rights to vote which are exercisable in all circumstances at general meetings will be 71,118,212,088 ordinary shares of 10 pence each, which includes shares represented by American Depositary Receipts. No shares are held in treasury.

The above figure may be used by shareholders as the "denominator" for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Lloyds Banking Group plc under the Financial Conduct Authority's disclosure and transparency rules.

ENQUIRIES

Group Corporate Affairs
Ed Petter, Group Director of Media Relations
Tel: +44 (0)20 8936 5655
Email: ed.petter@lloydsbanking.com

Investor Relations
Charles King, Investor Relations Director
Tel: +44 (0)20 7356 3537
Email: charles.king@finance.lloydsbanking.com

DISCLAIMER

This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell, issue, or subscribe for any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The distribution of this announcement and the offering of the New Ordinary Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company that would permit an offering of such shares or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Company to inform themselves about, and to observe, such restrictions.

This announcement is not for release, publication, distribution, directly or indirectly, in or into any jurisdiction where to do so would be unlawful. This announcement does not constitute or form part of an offer or solicitation to purchase or subscribe for shares in the capital of the Company in the United States, Canada, Australia or Japan or any jurisdiction in which such an offer or solicitation is unlawful. The shares referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act"). No public offering of securities will be made in the United States of America. The shares referred to herein may not be offered or sold in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act.

The relevant clearances have not been, and nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the shares have not been, and nor will they be, registered under or offered in compliance with the securities laws of any state, province or territory of Canada, Australia or Japan. Accordingly, the New Ordinary Shares may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction outside the United Kingdom.

The New Ordinary Shares have not been approved or disapproved by the U.S. Securities and Exchange Commission, any State securities commission or any other regulatory authority in the United States, nor have any of the foregoing authorities passed upon or endorsed the merits of the an investment in the New Ordinary Shares or the accuracy or adequacy of this announcement. Any representation to the contrary is unlawful.

The New Ordinary Shares to be issued will not be admitted to trading on any stock exchange other than the London Stock Exchange. Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this announcement.

The price of shares and the income from them may go down as well as up and investors may not get back the full amount invested on disposal of the shares. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Company and its subsidiaries and subsidiary undertakings (the "Group"), its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits including, as a result of the Group's simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 22 April 2013